Exhibit 99.4

IsoEnergy Announces Share Consolidation in Connection with

Application to List on the NYSE American

Toronto, ON – March 19, 2025 – IsoEnergy Ltd. (“IsoEnergy” or the “Company”) (TSX: ISO; OTCQX: ISENF) announced today that the Company’s board of directors has approved the consolidation (the “Consolidation”) of the Company’s issued and outstanding common shares (the “Common Shares”) on the basis of one post-Consolidation Common Share for every four pre-Consolidation Common Shares. The Consolidation is being implemented in connection with the Company’s application to list its Common Shares on the NYSE American LLC (the “NYSE American”). Subject to the review and approval of the Company’s listing application and satisfaction of all applicable listing and regulatory requirements, the Company expects that the Common Shares will commence trading on the NYSE American early in the second quarter of 2025.

Philip Williams, CEO and Director of IsoEnergy, commented, “Applying to list on the NYSE American is a significant step in IsoEnergy’s capital markets strategy, with a view to aligning with our U.S.-listed peers and enhancing our visibility among a broader investor base. With a robust portfolio that includes the highest-grade published indicated uranium resource in Canada’s Athabasca Basin at our Hurricane deposit, past-producing U.S. uranium mines in Utah which we are readying for potential rapid restart, and the largest undeveloped uranium deposit in the U.S. at Coles Hill in Virginia, this move is essential to remaining competitive in the evolving uranium equity market. As we advance our projects, we believe this listing will provide greater exposure to U.S. investors, enhance trading liquidity and position IsoEnergy to capitalize on the increasing demand for North American uranium supply.”

The Consolidation was approved at the special meeting of shareholders of the Company held on December 3, 2024. The Consolidation is subject to approval by the Toronto Stock Exchange (the “TSX”) and is expected to become effective on March 20, 2025 (the “Effective Date”), with the post-Consolidation Common Shares to commence trading on the TSX at market open on March 24, 2025, subject to final confirmation from the TSX. No fractional post-Consolidation Common Shares will be issued in connection with the Consolidation. Any fractional post-Consolidation Common Share arising from the Consolidation will be deemed to have been tendered by its registered owner to the Company for cancellation and no consideration. The exercise or conversion price and/or the number of Common Shares issuable under any of the Company’s outstanding convertible securities will be proportionately adjusted in connection with the Consolidation.

It is anticipated that upon completion of the Consolidation, the post-Consolidation Common Shares will continue to trade on the TSX under the stock symbol “ISO” under a new CUSIP: 46500E867 and new ISIN: CA46500E8678.

Registered shareholders of the Company holding their pre-Consolidation Common Shares in certificate form as of the Effective Date will receive a letter of transmittal from the Company’s transfer agent, providing instructions for the exchange of their pre-Consolidation Common Shares as soon as practicable following the Effective Date. Until surrendered, each share certificate representing pre-Consolidation Common Shares will represent the number of whole post-Consolidation Common Shares to which the holder is entitled as a result of the Consolidation. Registered shareholders of the Company holding their pre-Consolidation Common Shares in DRS advice form as of the Effective Date will receive their post-Consolidation Common Shares automatically within three business days after the Effective Date with no requirement to complete the letter of transmittal. No action is required by beneficial shareholders of the Company to receive post-Consolidation Common Shares in connection with the Consolidation. Beneficial shareholders who hold their pre-Consolidation Common Shares through intermediaries (e.g., a broker, bank, trust company investment dealer or other financial institution) and who have questions regarding how the Consolidation will be processed should contact their intermediaries with respect to the Consolidation.

As of the date of this news release, the Company has 192,310,581 Common Shares issued and outstanding. Following completion of the Consolidation, the Company is expected to have approximately 48,077,577 Common Shares issued and outstanding, subject to rounding.

About IsoEnergy Ltd.

IsoEnergy (TSX: ISO) (OTCQX: ISENF) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada’s Athabasca basin, which is home to the Hurricane deposit, boasting the world’s highest-grade indicated uranium mineral resource.

IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

For More Information, Please Contact:

Philip Williams

CEO and Director

info@isoenergy.ca

1-833-572-2333

X: @IsoEnergyLtd

www.isoenergy.ca

Cautionary Statement Regarding Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. These forward-looking statements or information may relate to the Company’s expectations for listing and trading of the Common Shares on the NYSE American; the timing and completion of the Consolidation; the expected Effective Date of the Consolidation; the treatment of any fractional Common Shares in connection with the Consolidation; receipt of regulatory approvals; and the expected trading date of the post-Consolidation Common Shares on the TSX; the Company’s properties, including expectations with respect to any permitting, development or other work that may be required to bring any of the projects into development or production; increased demand for nuclear power and uranium; and any other activities, events or developments that the Company expects or anticipates will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that the results of planned exploration and development activities are as anticipated; the anticipated mineralization of IsoEnergy’s projects being consistent with expectations and the potential benefits from such projects and any upside from such projects; the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned activities will be available on reasonable terms and in a timely manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; and general economic and political conditions in Canada, the United States and other jurisdictions where the applicable party conducts business. Other factors which could materially affect such forward-looking information are described in the risk factors in IsoEnergy’s most recent annual management’s discussion and analysis and annual information form and IsoEnergy’s other filings with the Canadian securities regulators which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca. IsoEnergy does not undertake to update any forward-looking information, except in accordance with applicable securities laws.